JP 3/20

[redacted]

14048886

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68039

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAPITAL & ESTATE MANAGEMENT, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7143 MARINER BLVD
(No. and Street)

SPRING HILL (City) FL (State) 34609 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOHN C. UMBER, PRESIDENT/CEO 813-230-1090
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ALAN K. GEER, P.A., CPAS
(Name – *if individual, state last, first, middle name*)

7401 D TEMPLE TERRACE HWY (Address) TAMPA (City) FL (State) 33637 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 04 2014
16 REGISTRATIONS BRANCH

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CP 3/8/14

OATH OR AFFIRMATION

I, JOHN C. UMBER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAPITAL & ESTATE MANAGEMENT, INC., as of FEBRUARY 25, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KEVIN M. RODRIGUEZ
MY COMMISSION # FF 055384
EXPIRES: September 18, 2017
Bonded Thru Notary Public Underwriters

Notary Public

Signature

CEO
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition. (Statement of Cash Flows)
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- N/A ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- N/A ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Alan K. Geer, P.A.

Certified Public Accountants

Tampa, Florida

CAPITAL & ESTATE MANAGEMENT, INC.

FINANCIAL STATEMENTS

AND

INDEPENDENT AUDITORS' REPORTS

DECEMBER 31, 2013

ALAN K. GEER, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

TAMPA, FLORIDA

CAPITAL & ESTATE MANAGEMENT, INC.
INDEX TO FINANCIAL STATEMENTS
DECEMBER 31, 2013

Alan K. Geer, P.A.
Since 1984
Certified Public Accountants
AGK

7401 D Temple Terrace Hwy.
Tampa, Florida 33637

(813) 988-9564
(800) 940-9564
Fax (813) 988-1815
alan@ageercpa.com

INDEPENDENT AUDITOR'S REPORT

To the Stockholder of:
Capital & Estate Management, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of Capital & Estate Management, Inc. (an S-corporation), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Capital & Estate Management, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the supplementary information schedules is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the supplementary information schedules has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the supplementary information schedules is fairly stated in all material respects in relation to the financial statements as a whole.

Tampa, Florida

February 24, 2014

CAPITAL & ESTATE MANAGEMENT, INC.
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2013

ASSETS

CURRENT ASSETS		
Cash and Cash Equivalents	$	26,941
Accounts Receivable		6,082
Prepaid Expenses		1,574
TOTAL CURRENT ASSETS		34,597
FIXED ASSETS		
Furniture, Office Equipment and Computer Equipment		7,551
Leasehold Improvements		23,150
Signage		1,263
Accumulated Depreciation		(24,279)
TOTAL FIXED ASSETS		7,685
TOTAL ASSETS	$	42,282

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Accounts Payable	$	189
Credit Card Payable		830
Accrued Operating Expenses		321
TOTAL CURRENT LIABILITIES		1,340
STOCKHOLDER'S EQUITY		
Capital Stock		100
Paid in Capital		24,250
Retained Earnings		16,592
TOTAL STOCKHOLDER'S EQUITY		40,942
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	42,282

The accompanying notes are an integral part of these financial statements

CAPITAL & ESTATE MANAGEMENT, INC.
STATEMENT OF INCOME
For the year ended December 31, 2013

REVENUE		
12b-1 Fees	$	119,724
Commission Income		61,800
TOTAL REVENUE		181,524
OPERATING EXPENSES		
Rent and Utilities		8,819
Telephone		1,875
Employee Leasing Costs		46,102
Commissions		12,913
Insurance Expense		432
Depreciation Expense		1,543
Licenses and B-D Registration		12,148
TOTAL OPERATING EXPENSES		83,832
ADMINISTRATIVE EXPENSES		
Office, Postage and Printing Expenses		991
Accounting and Professional Fees		7,590
Other Administrative Expenses		2,384
TOTAL ADMINISTRATIVE EXPENSES		10,965
TOTAL EXPENSES		94,797
NET INCOME	$	86,727

The accompanying notes are an integral part of these financial statements

CAPITAL & ESTATE MANAGEMENT, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the year ended December 31, 2013

	Capital Stock Common		Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
	Shares Issued and Outstanding	Amount			
Balances at December 31, 2012	100	$ 100	$ 24,250	$ 18,897	$ 43,247
Net Income		-	-	86,727	86,727
Stockholder Distributions		-	-	(89,032)	(89,032)
Balance at December 31, 2013	100	$ 100	$ 24,250	$ 16,592	$ 40,942

The accompanying notes are an integral part of these financial statements

CAPITAL & ESTATE MANAGEMENT, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	86,727
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense		1,543
Decrease (Increase) in accounts receivable - net		(1,031)
Decrease (Increase) in prepaids and other assets		(926)
Increase (Decrease) in accounts payable		24
Increase (Decrease) in credit card payable		164
Increase (Decrease) in accrued expenses and other liabilities		(91)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES		86,410
CASH FLOWS FROM INVESTING ACTIVITIES		
Sale proceeds (Acquisition of) property and equipment		-
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES		-
CASH FLOWS FROM FINANCING ACTIVITIES		
Stockholder distributions paid		(89,032)
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES		(89,032)
NET INCREASE (DECREASE) IN CASH		(2,622)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		29,563
CASH AND CASH EQUIVALENTS, END OF YEAR	$	26,941

Supplemental Disclosures:

Interest Paid	$	-

The accompanying notes are an integral part of these financial statements

NOTE 1 - NATURE OF OPERATIONS

Capital & Estate Management, Inc. (the Company) is a registered broker/dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA") since August 2, 2011. The Company is a subscription/application-way introducing broker/dealer that limits its business lines to a mutual fund retailer and a broker/dealer selling variable life insurance and annuities. The Company does not conduct business in foreign securities. It will not permit any of its associated persons to engage in Private Securities Transactions, nor Outside Business Activities. The Company conducts all securities transactions on an agency basis. The Company services retail clients with a net worth up to $15 million, with the average client having a total account value of $100,000 - $500,000. The Company offers only cash accounts to be held at the distributor.

The Company does not receive customer funds and does not receive customer securities. The Company does not process more than 10 principal trades per year. The Company does not require any clearing arrangements because it is a subscription/application-way broker/dealer, which means that the Company only receives and promptly transmits checks made payable directly to the mutual fund or variable annuity distributor. The Company will not clear or settle any futures transactions or options transactions, so the Company is not required to be a member of the Options Clearing Corporation (OCC). At this time, the Company is not planning to have an omnibus account.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who are responsible for the integrity and objectivity of the financial statements.

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Basis of Presentation

The accompanying financial statements have been prepared pursuant to the authoritative guidance provided by the Financial Accounting Standards Board (FASB) in its Accounting Standards Codification (ASC) 940, "Financial Services - Brokers and Dealers" and pursuant to Rule 17a-5 of the Securities Exchange Act of 1934.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers cash and cash equivalents to include all funds in banks and highly liquid investments with maturity dates of less than three months. The carrying value of cash and cash equivalents approximates fair value because of the short maturity dates of those instruments.

The Company maintains cash balances in accounts at two financial institutions. One of these accounts is fully insured by the Federal Deposit Insurance Corporation (FDIC). The other account is a money market account which is not insured by the FDIC or any other governmental insurance program. At December 31, 2013, the amount of cash that was fully insured was $20,742 and the amount in the uninsured account was $6,199.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Fixed Assets

Fixed assets are carried at cost less accumulated depreciation and include expenditures which substantially increase the useful lives of existing assets. Maintenance and repairs that do not extend useful lives are charged to operations as incurred. Depreciation is provided over the estimated useful lives of the assets. Furniture, office equipment, and computer equipment are depreciated over useful lives of 5 years. Leasehold improvements are depreciated over useful lives limited by the term of the lease, including anticipated renewals. When property and fixed assets are retired or otherwise disposed of, the related cost and accumulated depreciation is removed from the respective accounts and any profit or loss on disposition is credited or charged to earnings.

Fair Value of Financial Instruments

The Company measures fair value of financial instruments based on the framework set forth by FASB ASC 820, "Fair Value Measurements and Disclosures." That framework provides a fair value hierarchy that prioritizes, into three levels, the inputs to valuation techniques used to measure fair value. Following is a description of those three levels as defined in FASB ASC 820.

Level 1 inputs: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 inputs: Inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs: Unobservable inputs for the asset or liability.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

There have been no significant changes in the methodologies used for the year ended December 31, 2013.

The carrying value of cash and cash equivalents approximates fair value because of the short maturity dates of those instruments.

The carrying value of accounts receivable approximates fair value because of the short term nature of those instruments.

The carrying value of prepaid expenses approximates fair value because of the short term nature of those instruments.

The carrying values of accounts payable, credit card payable, and accrued operating expenses approximate fair value because of the short term nature of those instruments.

See Note 7, which sets forth by level, within the fair value hierarchy, the Company's assets and liabilities at fair value as of December 31, 2013.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Accounts Payable and Accrued Operating Expenses

The Company records or accrues expenses as incurred on the statement of income. Trade accounts payable are recorded as liabilities on the statement of financial condition under the caption "Accounts Payable," and consists of commissions payable. Accrued expenses are recorded as liabilities on the statement of financial condition under the caption "Accrued Operating Expenses," which is accordingly adjusted as the liabilities are subsequently paid. Accrued expenses consist of accrued utilities and telephone expenses. At December 31, 2013, the Company had accounts payable of $189 and accrued expenses of $321.

Revenue Recognition and Receivables

The Company recognizes revenue when earned, upon completion of the sale or service transaction. Thus, the Company records receivables for those earnings, which are accordingly adjusted when payments are received against those receivables.

The Company has selling agreements with mutual fund distributors and variable annuity distributors whereby commission is received from the sales of annuities and investment company shares, as well as 12b-1 service fees for ongoing management fees paid on a quarterly basis by the distributor.

The Company considers all receivables to be collectible based on the types of investment distributors and the nature of the selling agreements it has with those distributors. Therefore, the Company does not record an allowance for doubtful accounts. At December 31, 2013, the Company had no receivables aged over 30 days.

Advertising and Marketing

The Company expenses advertising and marketing costs as they are incurred. For the year ended December 31, 2013, the advertising and marketing expenses totaled $0.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures, including assets and liabilities, the disclosure of contingent assets and liabilities, and reported revenues and expenses. Accordingly, actual results could vary from the estimates that were used. During the year ended December 31, 2013, the most significant estimates were depreciation expense and operating expense accruals.

Compensated Absences

The sole employee, John Charles Umber, who is also the 100% shareholder of the company, receives a fixed salary through a payroll leasing company. There is no provision for vacations, sick days, or personal days off, therefore, the Company has no provision for the accrual of compensated absences.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Income Taxes

The Company is organized as a corporation in the State of Florida and has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholder is liable for individual federal income taxes on his shares and he includes the Company's net operating income or loss on his individual tax return. Accordingly, the financial statements do not include a provision or liability for income taxes.

Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities. Generally, the Company's tax returns remain open for federal income tax examination for three years from the date of filing.

Risk Associated with Concentrations

Customer Base

For the year ended December 31, 2013, the Company had no significant risk associated with concentrations of its customer base. No individual client accounted for 10% or more of the Company's revenues.

Distributors

The Company has selling agreements with three distributors. One distributor accounted for approximately 87.55% of the company's revenue, and another accounted for approximately 12.37%.

The Company does not consider these concentrations to be a significant risk, since alternate distributors are readily available in the market.

NOTE 3 - ACCOUNTS RECEIVABLE

At December 31, 2013, Accounts Receivable consisted of the following:

Ongoing compensation receivable from Lincoln Financial	$ 6,082

NOTE 4 - FIXED ASSETS

At December 31, 2013, Fixed Assets consisted of the following:

Furniture, Office Equipment and Computer Equipment	$ 7,551
Leasehold Improvements and Signage	24,413
Total Fixed Assets	31,964
Less: accumulated depreciation	(24,279)
Fixed Assets, net	$ 7,685

NOTE 5 - CURRENT LIABILITIES

On December 31, 2013, current liabilities consisted of accrued general operating expenses as follows:

Accounts Payable	$	189
Credit Card Payable		830
Accrued Operating Expenses		321
	$	1,340

NOTE 6 - LONG TERM DEBT

The Company has no long term debt instruments.

NOTE 7 - FAIR VALUE MEASUREMENTS

As described in Note 2, the Company measures fair value of financial instruments based on the framework set forth by FASB ASC 820 which provides a fair value hierarchy that prioritizes, into three levels, the inputs to valuation techniques used to measure fair value.

The following tables set forth by level, within the fair value hierarchy, the Company's financial assets and liabilities at fair value as of December 31, 2013:

	Level 1	Level 2	Level 3	Total
Financial Assets				
Cash and Cash Equivalents	$ 26,941	$ -	$ -	$ 26,941
Accounts Receivable	-	6,082	-	6,082
Prepaid Expenses	-	1,574	-	1,574
Total financial asset fair values	$ 26,941	$ 7,656	$ -	$ 34,597
Financial Liabilities				
Accounts Payable	$ -	$ 189	$ -	$ 189
Credit Card Payable	-	830	-	830
Accrued Operating Expenses	-	321	-	321
Total financial liabilities fair values	$ -	$ 1,340	$ -	$ 1,340

NOTE 8 - LEASE COMMITMENTS

On March 8, 2010, the Company entered into a 5 year lease with Anisha Investments for its current business premises. The lease payment is $707 per month for the term of the lease, which expires March 8, 2015. The rent expense for the year ended December 31, 2013, which is included in the accompanying income statement under the caption "Rent and Utilities," was $8,482.

Annual future rent payments required under the lease are as follows:

2014	$	8,482
2015		2,120
Thereafter		-

NOTE 9 - COMPENSATION

Payroll and benefits are provided through a third party employee leasing company which pays a wage to John C. Umber, the sole stockholder and only employee.

Sylvia J. Worthem is the registered general securities principal. She also became the Company's CFO and FINOP (Financial Operations Principal) in August 2012. She provides a review of the Company's financial records, assumes responsibility for the FOCUS filings, and provides guidance for and oversight of company activity. Her compensation is commissions based, and she receives 100% commission on revenues that she generates for the Company.

NOTE 10 - NET CAPITAL REQUIREMENTS

The Company is required to maintain minimum net capital pursuant to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that a broker/dealer's aggregate indebtedness, as defined, shall not exceed eight times net capital for a broker/dealer in business for less than one year and fifteen times net capital for a broker/dealer in business for more than a year, subject to a minimum net capital requirement. The minimum net capital for the Company is $5,000; however, net income cannot be distributed to its stockholder unless the capital is at least 120% of the minimum net capital, or $6,000 at the end of the calendar year. During the audit period, the company made distributions to its stockholder in the amount of $89,032, which was compliant with the distribution requirement.

At December 31, 2013, the Company had net capital of $31,559, which was $26,559 in excess of its required net capital of $5,000. The net capital was adequate for each period during the fiscal year.

The Company's ratio of aggregate indebtedness to net capital at December 31, 2013 was 4.25%

NOTE 11 - EXEMPTION OF SEC RULE 15c3-3 RESERVE REQUIREMENT

The Company is exempt from the provisions of SEC Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

NOTE 12 - COMMITMENTS AND CONTINGENCIES

The Company, from time to time, may be involved in litigation, disputes and/or claims arising in the ordinary course of business. These matters arise from a wide variety of sources, including the day to day operations of the business, governmental compliance, and contracts/agreements related to its customers and vendors. At December 31, 2013, there were no matters outstanding or unrecorded contingent liabilities known to management that would have a material effect on the Company's results of operations.

NOTE 13 - SUBSEQUENT EVENTS

Management evaluated all activity of the Company through February 24, 2014, (the issue date of the Company's financial statements) and concluded that no subsequent events have occurred that would require recognition in the financial statements.

CAPITAL & ESTATE MANAGEMENT, INC.

SUPPLEMENTARY INFORMATION

REQUIRED BY THE

SECURITIES EXCHANGE ACT OF 1934

CAPITAL & ESTATE MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES EXCHANGE ACT OF 1934
As of December 31, 2013

NET CAPITAL COMPUTATION

Total Stockholder's Equity as of December 31, 2013	$	40,942
Less: Non-allowable Assets and Haircuts		(9,383)
Net Capital	$	31,559
Net Capital Required		5,000
Excess Net Capital as of December 31, 2013	$	26,559

AGGREGATE INDEBTEDNESS

Aggregate Indebtedness as included in Statement of Financial Condition

Accounts Payable	$	189
Credit Card Payable		830
Accrued Operating Expenses		321
Total Aggregate Indebtedness	$	1,340
Ratio of Aggregate Indebtedness to Net Capital		4.25%

Reconciliation with Capital and Estate Management, Inc. computation
(included in Part II of Form X-17A-5 as of December 31, 2013)

Net Capital, per December 31, 2013 unaudited Focus Report as filed	$	31,559
Net Audit Adjustments		-
Net Capital, per December 31, 2013 audit	$	31,559

CAPITAL & ESTATE MANAGEMENT, INC.
SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5
OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2013

Capital & Estate Management, Inc. is exempt from SEC Rule 15c3-3 under paragraph K(1) of the rule, which exempts broker/dealers dealing solely in mutual funds or variable annuities provided that: transactions are limited solely to agency trades of redeemable securities (mutual funds) or variable annuities or to the solicitations of share accounts for savings and loan associations; and funds and securities are promptly delivered in connection with brokerage activities and no customer funds are held.

Therefore, the following reports are not presented:

1. Computation for Determination of Reserve Requirement under Rule 15c3-3 of the Securities Exchange Act of 1934.

2. Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities Exchange Act of 1934.

Alan K. Geer, P.A.
SINCE 1984
CERTIFIED PUBLIC ACCOUNTANTS

7401 D Temple Terrace Hwy.
Tampa, Florida 33637

(813) 988-9564
(800) 940-9564
Fax (813) 988-1815
alan@ageercpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL

To the Stockholder of:
Capital & Estate Management, Inc.

In planning and performing our audit of the financial statements of Capital & Estate Management, Inc. (the Company) as of December 31, 2013 and for the year then ended, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following ways:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the necessary practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and those practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures referred to above.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholder, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hall / Lee, P.A.

Tampa, Florida

February 24, 2014

CAPITAL & ESTATE MANAGEMENT, INC.

SIPC MEMBERSHIP EXCLUSION

AND

INDEPENDENT AUDITORS' REPORTS

DECEMBER 31, 2013

ALAN K. GEER, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

TAMPA, FLORIDA

Alan K. Geer, P.A.
Since 1984
AGK
Certified Public Accountants

7401 D Temple Terrace Hwy.
Tampa, Florida 33637

(813) 988-9564
(800) 940-9564
Fax (813) 988-1815
alan@ageercpa.com

INDEPENDENT AUDITOR'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S CLAIM OF EXCLUSION FROM SIPC MEMBERSHIP

To the Stockholder of:
Capital & Estate Management, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Certification of Exclusion from Membership (Form SIPC-3) of the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013. These procedures, which were agreed to by Capital & Estate Management, Inc. are solely to assist you, the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), and SIPC, in evaluating Capital & Estate Management, Inc.'s compliance with the applicable instructions of the Certification of Exclusion from Membership (Form SIPC-3). Capital & Estate Management, Inc.'s management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. We verified that Capital & Estate Management, Inc. qualifies for the exclusion from membership in accordance with the provisions for exclusion under the Securities Investor Protection Act of 1970 and concluded that Capital & Estate Management, Inc. does qualify.

2. We verified that Capital & Estate Management, Inc. filed Form SIPC-3 correctly and timely according to the filing requirements of SIPC. We concluded that Form SIPC-3 was correctly and timely submitted to the Securities Investor Protection Corporation on January 10,2013.

In our opinion, Capital & Estate Management, Inc. is in compliance with the requirements to qualify for exclusion from membership under the Securities Investor Protection Act of 1970 and the filing requirements for Form SIPC-3.

This reported is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

Alan K. Geer, P.A.

Tampa, Florida

February 24, 2014

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Forwarding and Address Correction Requested

SIPC-3 2013

8-

Check appropriate boxes.

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☒ (II) the sale of variable annuities;

☐ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it effects transactions in security futures products only;

Pursuant to the terms of this form (detailed below).

X [signature], CEO 1/10/2013
Authorized Signature/Title Date

~~TRINIDAD~~
8-068039 FINRA DEC 8/2/2011
~~CAPITAL & MANAGEMENT INC~~
7143 MARINER BLVD
SPRING HILL, FL 34609

CAPITAL & ESTATE MANAGEMENT, INC.

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Form SIPC-3 FY 2013

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A)(ii) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending December 31, 2013 its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☒ (II) the sale of variable annuities;

☐ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it effects transactions in security futures products only;

and that, therefore, under section 78ccc(a)(2)(A)(ii) of the SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A)(ii) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under Section78ddd(c) of the SIPA.

Sign, date and return the top portion of this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain the bottom portion of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.